EXHIBIT 99.19

CONSENT OF EXPERT

March 27, 2015

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Peter Lewis, do hereby consent to the filing of the written disclosure regarding the description of mineral resources of the Sapes Project and of extracts from or a summary of other information pertaining to this project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2014 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Peter Lewis
Peter Lewis, P.Geo Eldorado Gold Corporation Vice President, Exploration